ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 6, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Pamela Long
Sherry Haywood
Era Anagnosti

Re:	Trinseo S.A.
Registration Statement on Form S-1 filed March 14, 2014 and Amended on April 14, 2014 and May 5, 2014
File No. 333-194561

Dear Ms. Long:

On behalf of Trinseo S.A., a public limited liability company (société anonyme) existing under the laws of the Grand Duchy of Luxembourg (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find below additional information requested in the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 7, 2014 regarding an estimated price range of the shares expected to be offered by the Company.

For your convenience, the Staff’s comment has been reproduced in its entirety below.

General (From Letter dated April 7, 2014)

1.	Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosures throughout the document may cause us to raise issues on areas not previously commented upon.

Response to Comment 1

The Company supplementally advises the Staff that, based upon discussions with the Company’s board of directors and input provided by the underwriters, the Company currently anticipates that the price range for this offering will be within the range of $17.00 to $21.00 per share (after giving effect to a 1-for-436.69219 reverse stock split that the Company plans to effect on or about Thursday, May 8, 2014).

This estimated price range is based on a number of factors, including the Company’s history and future prospects and those of the Company’s industry in general, the Company’s financial and operating information in recent periods, the market prices of securities of companies engaged in activities similar to the Company’s, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing estimated price range will not be subject to significant change.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at 617-951-7802 or Rachel Phillips of our offices at 617-235-4734.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:	Christopher D. Pappas, Trinseo S.A.
John A. Feenan, Trinseo S.A.
Curtis S. Shaw, Trinseo S.A.
Barbara L. Becker, Gibson Dunn & Crutcher LLP